Filed by Duke Energy Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934

                                    Subject Company: Duke Energy Holding Corp.
                                                Commission File No. 333-126318



                           Open Forum May 10, 2005

Questions from the Meeting


Stock Movement


Q: How do we expect our stock to react in the near term relative to Cinergy?

A: Our stock and Cinergy's will start to move in tandem with each other. Ultimately, if they move too far apart, arbitrage will bring them back together. So you aren't going to see one get wildly out of sync with the other. There's going to be a lot of rotation of shareholders for awhile because some people don't understand the merger. They had a nice ride with Duke Energy. They'll just take the money and run. And so there will be a lot of rotation in the early days. The market is going to have to understand the deal. Ultimately, I would say that our share price should trade up from where it was before the announcement. For one thing, we've increased the dividend. At today's share price, that's a 4.5 percent yield. The main message is that there's going to be some movement in the share price before it stabilizes. But I wouldn't read too much into one day or another over the next few weeks.

Cinergy Operations In Houston

Q: Could you tell us about the business operations that are conducted in Cinergy's Houston office?

A: Cinergy has some trading operations in Houston -- less than 200 people. That will clearly be a task force issue over the coming year. Should they be combined? Where should they be located? Those are issues the task force will be addressing.

Separating Gas And Electric

Q: My question revolves around separating the gas and electric operations. We've tended to hear that being integrated with gas and electric tends to smooth out each other's earnings by moving in opposite cycles. What would be the benefit of breaking apart?

A: I would start by saying we haven't made a decision to separate those. But we're going to examine it. The analysts who follow Duke Energy tend to be electric analysts. They value the company based on earnings. The analysts that follow the gas business put more emphasis on cash flow. Pipelines tend to be valued on cash flow, and it's a fairly high multiple. That's one of the reasons a lot of people say our PE (price-to-earnings) ratio seems high relative to others because that cash flow component is adding some support. So the question is does the market fully appreciate the fact that we've got both operations? Or would they appreciate it more if they were separated? Again, it will be a year before we have that figured out.

Still Pursuing A Joint Venture With DENA?

Q: Will we still be pursuing a joint venture for DENA? If so, will that be after this deal closes?

A: Yes, we will still be pursuing a deal for DENA. In fact, we will be pursuing a lot of things, and we will not wait for the merger to close. This deal solves one of the problems for DENA -- underutilized assets in the Midwest. It does not solve the fact that we've got trading positions in the West that are fairly large and not necessarily in the money. So the whole concept of what we need to do with our hedge book is not touched by this. It also gets us from 10,000 megawatts to 16,000 megawatts. But we're still a long way away from what we think critical mass should be for a successful merchant generator.

Reaction From Cinergy Employees

Q: I'm interested in the initial reaction Cinergy employees have about this deal. Do you have any feel for that?

A: I haven't talked to anyone other than the senior folks we were negotiating with. So I'm getting second-hand knowledge. I would say that the overall reaction is positive because they're going from a mid-tier company to a clear industry leader. That part is positive. But there's a lot of nervousness, too. You look at the headquarters and say, "The headquarters is going to be Charlotte.
What's this going to mean to me as a corporate employee?"

What Is Non-Core Now?

Q: We've been selling non-core assets over the past few years. Is there a new definition of non-core now?

A: We have more assets in the portfolio, and we'll have to examine them. But there's no new definition of non-core.

AEP Merger Ruling

Q: Last week, an administrative law judge at the FCC issued a decision that the proposed AEP acquisition of Central and Southwest violated the Public Utility Holding Company Act of 1935.* Are we going to need a change in legislation in order for the Duke/Cinergy merger to proceed?

A: This was a long-standing case that AEP had pending for more than five years. We think we have a different set of facts. We've had quite a bit of help from what we believe is the best lawyer in this area. The most encouraging thing we have is that both Cinergy and Duke Energy are interconnected with AEP. So if you get a transmission line via the AEP network, it's like we have a ready-made link between Duke and Cinergy. AEP had to go through a more circuitous path to say there was interconnectivity of their systems. But it's an issue. The best thing that could happen would be for the energy bill to pass and the Holding Company Act to be repealed. Then, we wouldn't have to argue the point.

*Aug. 8 editor's note: the U.S. Energy Policy Act of 2005, signed into law by President Bush on Aug. 8, repeals PUHCA. The repeal will be effective Feb. 8, 2006.

Selling Crescent?

Q: My question is related to that, too. If we're subject to the Holding Company Act, we might not be able to keep Crescent Resources. Can you explain that?

A: We are not a holding company now. But we would be if this deal goes through. Under the act, you are not allowed to have anything other than small non-energy businesses, and Crescent is pretty big. There are three things that could happen. First, the Holding Company Act gets repealed and this goes away. Second, it doesn't go away, but Crescent is ruled to be not material relative to a $70 billion company. The worst case is that we would have to divest of Crescent. Historically, you are given three to four years to complete the divestiture. So it wouldn't be a fire sale. But divestiture would be the worst-case scenario.

Stock Buyback Program

Q: What about the future of the stock buyback program?

A: A lot of analysts were interested it that, too. As you know, we have done an accelerated program for 30 million shares. We basically bought the shares from Merrill Lynch. And over the next 10 months, they'll be buying shares to fulfill that position. Beyond that, we had a 20 million share program that we kicked off a few weeks ago. We have suspended that. We have suspended anything that would go beyond the first 30 million shares pending a strategic review.

Texas Eastern And Cinergy

Q: It appears that one of Texas Eastern's pipes runs right through the heart of Cinergy. Did that come into play to make the deal more attractive?

A: No. Because of the affiliate rules, we can't treat their utility any differently than we do another third party. So we won't be able to cut them favorable terms, feed them any information or craft a longer-term deal than we would for somebody else. We don't get any benefit from that.

Layoffs

Q: Jim Rogers made comments Monday about not anticipating layoffs in Cincinnati. If not there, where would they happen? What's your sense of how the distribution of workforce reductions might occur?

A: His comments were about handling the reductions through attrition and early retirement. I don't think he was saying there aren't going to be any positions eliminated in Cincinnati. Where I see the reductions coming are three areas. Obviously, the corporate areas. The second will be the back office of the electric company. We'll be looking at how can we combine electric operations and make them more efficient. The third area would be in the merchant business. When you put the two merchant businesses together, you would expect you could reduce overhead.

Future Of New Generation

Q: What is Duke Energy's goal over the next three years in regards to building new generation?

A: We will be under pressure to have more generation. I think that's one of the things that attracted Cinergy and their board to Duke Energy. We have the capability to build nuclear and we have a pretty good gas capability. In this region, we will probably end up building new capacity. We're going down several paths. We're looking at a request for a merchant generator to supply us. We're looking at gas-fired locations. We're looking at coal-fired locations, and then a nuclear plant down the road. Which one we'll go with, I don't know. I suppose one of the interesting things is that in the Carolinas we are still a fully integrated utility. So we can recover costs of a new plant. In Ohio, generation is no longer regulated. Coming up with a way to recover costs of a plant is hard to do. So it's a nice match to have plants already in place in Ohio. We're not going to have to build any plants there for the foreseeable future.

Stock For Gas & Electric?

Q: If the company is split between the gas and electric, will two separate classes of stock be offered? And will the existing Duke shareholders take a share of both?

A: You're way ahead of me here. That's what Fred (Fowler) and I are going to be working on. If you saw the functional work chart that we laid out, Fred will be focused on what we are going to do with the gas operations. Jim Rogers will be working with others on the electric business. But it will be months before we can answer anything that specific.

Making Contact With Cinergy Employees

Q: On the FAQ's on the Portal, you mentioned that it's not advisable to have conversations or make contact with folks at Cinergy. Some of us have interaction with folks at other utilities. Could you elaborate on that caution?

A: We're going to have an integration task force. The worst thing that can happen is for everybody to free lance. That would completely derail the whole process. It's not that we don't want people talking to each other. But we don't want independent discussions as to how we would coordinate future activities.

                                     * * *

                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                       Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.